VIA EDGAR

August 21, 2017

Gus Rodriguez
Accounting Branch Chief, Office of Financial Services
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re:	LendingTree, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Form 10-Q for Fiscal Quarter Ended June 30, 2017
Filed July 28, 2017
File No. 001-34063
Dear Mr. Rodriguez:
We received your letter dated August 9, 2017, setting forth a comment from the Staff of the U.S.
Securities and Exchange Commission (“Staff”) to certain of the reports of LendingTree, Inc. (the
“Company”). Your letter asks the Company to respond within ten business days by providing the requested information or by advising the Staff when it will provide the requested response.
This letter is to confirm that, per the telephone exchange between the Company’s outside legal counsel and Staff member Marc Thomas on August 16, 2017, the Company intends to respond to the Staff's comment by August 31, 2017.
If you have any questions, please feel free to contact us.
Sincerely,
LENDINGTREE, INC.

By:     /s/ Gabriel Dalporto
Gabriel Dalporto
Chief Financial Officer

Cc:    Marc Thomas, Senior Staff Accountant, Office of Financial Services
John D. Tishler, Esq.